Exhibit 99.4

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2018 of Turquoise Hill Resources Ltd. of our report dated March 14, 2019, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Exhibit 99.2 incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-160783) of Turquoise Hill Resources Ltd. of our report dated March 14, 2019 referred to above. We also consent to reference to us under the heading “Interests of Experts”, which appears in the Annual Information Form included in Exhibit 99.1 incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, British Columbia, Canada
March 14, 2019